Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

											SIX MONTHS
											ENDED
	YEAR ENDED SEPTEMBER 30,										MARCH 31,
	2000		2001		2002		2003		2004		2005
Earnings:
Earnings before income taxes (a)	$2,192		1,650		1,622		1,452		1,893		957
Fixed charges	359		376		321		322		311		162

Earnings, as defined	$2,551		2,026		1,943		1,774		2,204		1,119

Fixed Charges:
Interest expense	$292		304		250		246		234		123
One-third of all rents	67		72		71		76		77		39

Total fixed charges	$359		376		321		322		311		162

Ratio of Earnings to Fixed Charges	7.1	x	5.4	x	6.1	x	5.5	x	7.1	x	6.9	x

(a)	Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.